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                                                           OMB APPROVAL
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                                                  OMB Number:          3235-0287
+--------+                                        Expires:    September 30, 1998
| FORM 4 |                                        Estimated average burden
+--------+                                        hours per response ....... 0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


1.Name and Address of Reporting Person

  QC Optics Voting Trust
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      (Last)                      (First)                        (Middle)

      46 Jonspin Road
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                                 (Street)

  Wilmington                        MA                              01887
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      (City)                      (State)                           (Zip)


2.Issuer Name and Ticker or Trading Symbol    QC Optics, Inc. ("OPC")
                                           -------------------------------------

3.IRS or Social Security Number of Reporting Person (Voluntary)
                                                                ----------------

4.Date of Event Requiring Statement (Month/Year)              02/00
                                                  ------------------------------

5.If Amendment, Date of Original (Month/Day/Year)
                                                 -------------------------------

6.Relationship of Reporting Person to Issuer (Check all applicable)

  [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                      (give title below)                       (specify below)


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7.Individul or Joint/Group Filing (Check Applicable Line)

  [X] Form filed by one reporting person

  [ ] Form filed by more than one reporting person

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                                               TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)
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Common Stock, $.01 par          2/28/00    J            314,754    D                     1,032,859            D See
 value per share                                                                                              Note 1
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.              Page 1 of 2
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (7-96)

FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-    7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and      of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration       Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date             (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                            Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                  ity
                             Security                            and 5)                                                  (Instr. 5)
                                                                               -----------------------------------
                                                                               Date      Expira-               Amount or
                                                    -------------------------- Exer-     tion        Title     Number of
                                                    Code  V     (A)    (D)     cisable   Date                  Shares
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  None
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9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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Explanation of Responses:

1. Pursuant to the terms of a settlement agreement, the 314,754 shares of common stock beneficially owned by K. Andrew Bernal have been transferred to QC Optics, Inc. Eric T. Chase is the sole voting trustee of the QC Optics Voting Trust. The stockholders participating in the Voting Trust and the number of their shares subject to the Voting Trust are as follows: Eric T. Chase - 634,517; Jay L. Ormsby - 162,599; John R. Freeman - 78,581; Albert E. Tobey - 78,581; Abdu Boudour - 78,581.

QC Optics Voting Trust

   By: /s/ Eric  T. Chase                                            3/9/00
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**Signature of Reporting Person                                       Date
 Eric T. Chase, Trustee

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not Page 2 required to respond unless the form displays a currently valid OMB Number. SEC 1474 (7-96)